Form 40-F
period 2025-12-31
Defi Technologies, Inc.
filed 2026-04-02
CIK 1888274

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada	6199	N/A
(Province or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2400, 333 Bay Street

Toronto, ON M5H 2T6

+1 (323) 537-7681

(Address and Telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”).

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	DEFT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 385,827,975 common shares of the Registrant were outstanding as of December 31, 2025.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Defi Technologies Inc. (the “Company”, the “Registrant”, “DeFi Technologies”, “we” or “us”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16(b) of the Exchange Act pursuant to Rule 3a12-3 thereunder.

This Annual Report is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2025 (File No. 333-290048), as amended or supplemented.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report and the documents incorporated by reference herein contain or incorporate by reference “forward-looking information” with respect to the Company. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may”, “will”, “could” or “should” occur, or by discussions of strategy, and includes any guidance and forecasts appearing in this Annual Report or in the documents incorporated by reference in this Annual Report. In order to give such forward-looking information, the Company has made certain assumptions about its business, operations, the economy and the decentralized finance industry in general. In this respect, the Company has assumed that its operations will remain consistent with management’s expectations, contracted parties will provide goods and services on agreed timeframes, required regulatory approvals will be received and maintained, no material adverse change will occur, and no significant events will occur outside of the Company’s normal course of business. No assurance can be given that the expectations in any forward-looking information will prove to be correct and, as such, the forward-looking information included in this Annual Report should not be unduly relied upon.

Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information.

Except for statements of historical fact relating to DeFi Technologies, information contained in this Annual Report constitutes forward-looking information, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company and its subsidiaries;

●	details and expectations regarding the Company’s investment strategy

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry and the Company’s equity investments in digital assets;

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s various business lines;

●	development of Exchange Traded Products (“ETPs”) and partnerships and joint ventures with other companies;

●	listing of ETPs;

●	geographic expansion of the Company and its subsidiaries;

●	identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	investment performance of ETPs, DeFi protocols and digital assets underlying ETPs and portfolio companies that the Company has invested in;

●	future development of laws and regulations governing the DeFi industry;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	future outbreaks of infectious diseases;

●	the impact of climate change; and

●	other expectations of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward- looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and its plans and objectives, and may not be appropriate for other purposes. See the section entitled “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2025, attached hereto as Exhibit 99.1, and under similar headings in other filings that the Registrant has made and may make with applicable securities authorities in the future, for additional risk factors that could cause results to differ materially from forward-looking information.

All forward-looking information contained in this Annual Report and the documents incorporated by reference in this Annual Report is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Company as of the date hereof or thereof. The Company undertakes no obligation to update or revise the forward-looking information contained in this Annual Report and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus, such financial statements may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all amounts in this Annual Report on Form 40-F are in Canadian dollars.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2025 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited annual consolidated financial statements for the year ended December 31, 2025, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2025 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Registrant’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure, due to the material weakness in internal control over financial reporting identified below under the heading “Restatement of Previously Issued Condensed Interim Consolidated Financial Statements due to Change in Valuation and Classification of Equity Investments in Digital Assets, at FVTPL.”

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

Management of the Registrant, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, have assessed the effectiveness of the Registrant’s internal control over financial reporting in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, have determined that the Registrant’s internal control over financial reporting was not effective as of December 31, 2025 because of the material weakness identified below under the heading “Restatement of Previously Issued Condensed Interim Consolidated Financial Statements due to Change in Valuation and Classification of Equity Investments in Digital Assets, at FVTPL.”

Restatement of Previously Issued Condensed Interim Consolidated Financial Statements Due to Change in Valuation and Classification of Equity Investments in Digital Assets, at FVTPL

During our audit of the financial statements for the year ended December 31, 2024, we determined that locked tokens held by the Company were incorrectly accounted for in the Company’s June 30, 2024 and September 30, 2024 financial statements (the “Affected Periods”). The Company filed restated financial statements with respect to the Affected Periods on April 14, 2025.

During the quarter ended June 30, 2024, the Company acquired interests in two private investment funds which interests represent indirect interests in 1,614,608.41 Solana and 931,445.6 Avalanche tokens (or the proceeds from the sale of such tokens) acquired by the investment funds from a bankrupt company.

The Company reassessed the application of IFRS on the accounting for equity investments, at fair value through profit and loss (“FVTPL”) and determined that the appropriate accounting treatment is to classify the investments in the funds directly as financial assets as defined by IAS 32 and within the scope of IFRS 9. This is because such investments represent an equity interest in another entity rather than a direct interest in the underlying tokens. The tokens owned by the funds are subject to a lock up schedule extending to 2028 and, as a result, the Company has classified its equity investments as current and non-current reflecting the value of tokens which will unlock in the coming twelve months (current) and those that will unlock between 2027 through 2028 (non-current).

The investments are accounted for at FVTPL. Fair value is measured in accordance with IFRS 13 and includes a discount for lack of marketability (“DLOM”) on the locked tokens underlying the investments. The DLOM at December 31, 2024 is $86,517,729 (December 31, 2025: $32,811,983). This discount will amortize to zero by 2028 when the final tokens are unlocked.

The re-filed financial statements for the quarter ended June 30, 2024 include the following adjustments: a) application of a DLOM to reduce total assets and equity by $72,081,210; b) reclassification of $89,716,119 of current assets to non-current assets; and c) increase in the three and six months ended June 30, 2024 net loss of $72,616,392 and $72,616,392, respectively, due to the application of the DLOM.

The re-filed financial statements for the quarter ended September 30, 2024 include the following adjustments: a) application of a DLOM to reduce total assets and equity by $75,469,830; b) reclassification of $113,668,367 of current assets to non-current assets; and c) increase in the three and nine months ended September 30, 2024 net loss of $2,853,438 and $75,469,830, respectively, due to the application of the DLOM.

Due to the accounting error, the Company’s management has concluded that there was a material weakness in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements and Management’s Discussion and Analysis will not be prevented or detected on a timely basis.

Remediation of Material Weakness in Internal Control over Financial Reporting

We continue to work to fully remediate the above material weakness and are taking steps to strengthen our internal control over financial reporting. We are taking appropriate and reasonable steps to remediate this material weakness through the implementation of a new ERP system (NetSuite) and new cryptocurrency subledger (Cryptio). The implementation of both of these new IT systems commenced during our third quarter of 2025. We expect to conduct a parallel run with NetSuite and Cryptio with our legacy system during the first quarter of 2026 before going live. During the year ended December 31, 2025, we created a new accounting role for a dedicated accountant to oversee our digital assets and brought on an outsourced solution to process the large volume of transactions for our ETPs. During the year ended December 31, 2025, we engaged a Big Four CPA firm to assist us with internal control documentation and walkthroughs to help strengthen our control environment.

Management expects to continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of our internal control over financial reporting. We believe these measures, and others that may be implemented, will remediate the material weakness in internal control over financial reporting described above.

The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Limitations on Effectiveness of Controls

The Company’s internal control over financial reporting may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.

The design of any system of controls is also based, in part, upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions in the Company’s business, including increased complexity resulting from the Company’s growth and acquisitions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected on a timely basis, notwithstanding the remediation efforts described above.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Registrant’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting, other than the remediation activities described above.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As of the fiscal year ended December 31, 2025, the Registrant qualifies as an “emerging growth company” under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

AUDIT COMMITTEE

Identification of the Audit Committee

Our Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. The following individuals currently serve on the Company’s Audit Committee: Mikael Tandetnik, Jonathan Dimitry and Chase Ergen. All of the members of the Audit Committee are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

Our Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

Our Board of Directors has determined that Jonathan Dimitry qualifies as an audit committee financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules) and is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to its directors, officers and employees and other personnel that the Company may determine should be subject to the Code, such as contractors or consultants. The Code is posted on the Company’s website at https://www.defi.tech/investor-relations. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the Company’s directors and executive officers covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Company, and until December 31, 2025, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by HDCPA Professional Corporation for professional services rendered for the fiscal periods ended December 31, 2025 and December 31, 2024. During this period, HDCPA Professional Corporation (PCAOB ID No. 7298) was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended December 31, 2025	Year ended December 31, 2024
Audit Fees	$526,353		$382,787
Audit-Related Fees	$161,458		Nil
Tax Fees	Nil		$21,000
All Other Fees	$25,000	$	Nil
Total Fees Paid	$712,811		$403,787

PRE-APPROVAL OF AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The audit committee pre-approves all audit services to be provided to the Company by its independent auditors. The audit committee sets forth its pre-approval and/or confirmation of services authorized by the audit committee in the minutes of its meetings.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis - Liquidity and Capital Resources” contained in Exhibit 99.3 is incorporated by reference herein.

NASDAQ CORPORATE GOVERNANCE PRACTICES

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the Cboe Canada Exchange (formerly NEO Exchange Inc.) and the Nasdaq Capital Market (“Nasdaq”). Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements of the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the SEC. A description of the significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is available on the Company’s website at https://www.defi.tech/investor-relations.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (the “Clawback Policy”) as required by Nasdaq listing standards and pursuant to Rule 10D-1 of the Exchange Act. A copy of the Clawback Policy is attached hereto as Exhibit 97.1.

At no time during or after the fiscal year ended December 31, 2025, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibits 99.1, 99.2, 99.3 and 99.8 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the SEC on September 4, 2025 (File No. 333-290048), as amended or supplemented.

Exhibit Number	Description
97.1	Clawback Policy
99.1	Annual Information Form for the Registrant for the year ended December 31, 2025
99.2	Audited Consolidated Financial Statements for the year ended December 31, 2025
99.3	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of HDCPA Professional Corporation
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEFI TECHNOLOGIES INC.

By:	/s/ Johan Wattenström
Name:	Johan Wattenström
Title:	Chief Executive Officer

Date: April 2, 2026